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05043201

SECURITIES AND EXCHANGE COMMISSION

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SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 24 2005 BRANCH OF REGISTRATIONS AND EXAMINATIONS 08

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 3774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1, 2004 (MM/DD/YY) AND ENDING APRIL 29, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WILEY BROS. - AINTREE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 BURTON HILLS BLVD., SUITE 350
(No. and Street)

NASHVILLE (City) TENNESSEE (State) 37215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LISA P. JAMES (615) 252-6196
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE BAKER GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17TH AVENUE SOUTH (Address) NASHVILLE (City) TENNESSEE (State) 37212 (Zip Code)

PROCESSED JUL 06 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF

OATH OR AFFIRMATION

I, LISA P. JAMES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILEY BROS., - AINTREE CAPITAL, LLC, as of APRIL 29, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
JUN 24 2005
WASH. D.C.
199
SECTION

FINANCIAL STATEMENTS

WILEY BROS. - AINTREE CAPITAL, LLC

APRIL 29, 2005

TABLE OF CONTENTS



THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Wiley Bros. - Aintree Capital, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Wiley Bros. - Aintree Capital, LLC as of April 29, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wiley Bros. - Aintree Capital, LLC as of April 29, 2005, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, P.C.
Certified Public Accountants

June 21, 2005

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 29, 2005

ASSETS

Cash	$1,302,120
Receivable from brokers and dealers	256,315
Market value of securities owned	1,190,037
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $1,030,334)	83,251
Other assets	720,121
	$3,551,844

LIABILITIES AND MEMBERS' EQUITY

Note payable - secured	$ 526,495
Payable to brokers or dealers	26,795
Securities sold short	6,105
Accrued taxes and other liabilities	737,774
Members' equity	2,254,675
	$3,551,844

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED APRIL 29, 2005

Revenues	
Commissions and fees	$3,280,019
Gains on securities trading accounts	2,099,826
Other income from the securities business	1,886,819
	7,266,664
Expenses	
Employee compensation and benefits	4,180,455
Members' compensation	306,670
Commission and clearance paid to brokers	687,270
Interest expense	106,729
Regulatory fees and expenses	12,676
General and administrative expenses	1,834,871
	7,128,671
Net Income	$ 137,993

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED APRIL 29, 2005

Beginning Members' Equity	$2,371,047
Members' Drawings	(254,365)
Net Income	137,993
Ending Members' Equity	$2,254,675

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED APRIL 29, 2005

Cash Flows from Operating Activities	
Net income	$ 137,993
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	21,676
(Increase) Decrease in:	
Receivable from brokers and dealers	1,385,130
Market value of securities owned	(737,379)
Other assets	(24,571)
Increase (Decrease) in:	
Note payable	161,076
Payable to brokers or dealers	26,795
Securities sold short	6,105
Accrued taxes and other liabilities	(130,161)
Net cash provided by operating activities	846,664
Cash Flows from Investing Activities	
Purchase of equipment	(102,000)
Net cash used by investing activities	(102,000)
Cash Flows from Financing Activities	
Distributions to members	(254,365)
Net cash used by financing activities	(254,365)
Net increase in cash	490,299
Cash at beginning of year	811,821
Cash at end of year	$1,302,120
Supplemental Disclosures	
Interest Expense Paid	$ 106,729
Taxes paid	$ 6,625

The accompanying notes are an integral part of these statements.

WILEY BROS. - AINTREE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

APRIL 29, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations

This Tennessee Limited Liability Company (LLC) received a substantial members' capital contribution on May 1, 1996, and began operations as a broker-dealer on the same date. One of the founding members was Wiley Bros., Inc. which contributed a substantial part of the starting capital, and prior to May 1 had operated as a broker-dealer. After making their capital contribution, Wiley Bros., Inc. ceased operations as a broker-dealer and transferred their license to the new entity. As a Limited Liability Company, the members' liability is limited.

Reporting Period

The Limited Liability Company's fiscal year ended on the last Friday of April in 2005.

Revenue Recognition

Security transactions are recorded in the accounts on a trade-date basis. Marketable securities at April 29, 2005 are valued at market values.

Property and Depreciation

Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan

The Company maintains a qualified retirement plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $224,138 for the current year.

Income Taxes

Federal income taxes are not payable by the Limited Liability Company, or provided for in this financial statement. The Limited Liability Company members are taxed individually on their share of the Limited Liability Company's earnings. State income taxes have been accrued in the amount of $10,600.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Member Allocation

The members have an agreement as to the allocation of net earnings and distributions subject to extensive provisions as agreed to by the members.

Other Assets

Other assets consist of employee advances and loans, investment in other limited liability companies, organizational costs and other receivables. Organizational costs that resulted from the formation of the Limited Liability Company are amortized using the straight-line method over five years.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At April 29, 2005, the Company's net capital of $1,359,978 was $1,109,978 in excess of the minimum requirement of $250,000.

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$ 464,634
Office furniture and fixtures	406,308
Leasehold improvements	242,643
	1,113,585
Less: Accumulated depreciation	(1,030,334)
	$ 83,251
Depreciation and Amortization Expense	$21,676

NOTE 5 - RELATED PARTY TRANSACTIONS

At April 29, 2005 amounts due from related parties, which were included in Other Assets, was $39,537.

NOTE 6 - LEASE COMMITMENTS

The Company is the lessor of office space under an operating lease agreement that extends for several years. The total rental for office space was $249,021 for the current year.

The total minimum payments required under the office space lease are as follows:

2006 -	$ 254,282
2007 -	270,570
2008 -	276,000
2009 -	281,429
2010 -	286,859
Thereafter	267,977
	$1,637,117

The Company leases equipment and furniture under operating leases. The total rental for equipment and furniture leases was $227,543 for the current year.

The total minimum payments required under the equipment and furniture leases are as follows:

2006 -	$ 281,588
2007 -	249,329
2008 -	113,047
	$ 643,964

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 8 - NOTE PAYABLE - SECURED

The Company has a secured bank line of credit used to finance inventory purchases. The loan is renewed annually and has a variable interest rate that was 5.36% at April 29, 2005.

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 1

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SEC

AS OF APRIL 29, 2005

Total members' equity from Statement of Financial Condition		$2,254,675
Total members' equity qualified for net capital		2,254,675
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures	83,251	
Other assets	670,105	
Total non-allowable assets		753,356
D. Other deductions and/or charges		68,869
Total deductions and/or charges		822,225
Net capital before haircuts		1,432,450
Haircuts on securities		
Debt securities	71,307	
Other securities	1,165	
Total haircuts on securities		72,472
NET CAPITAL		$1,359,978

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 2

Reconciliation of Broker's Computation of Net Capital To Auditor's Computation of Net Capital Under Rule 15c3-1

	Broker's Computation	Difference		Auditor's Computation
1. Total ownership equity	$2,458,341	$(203,666)	(1)	$2,254,675
3. Total	2,458,341	(203,666)		2,254,675
5. Total capital	2,458,341	(203,666)		2,254,675
6. A. Non-allowable assets	902,741	149,385	(2)	753,356
D. Other deductions and/or charges	68,869			68,869
Total deductions	971,610	149,385		822,225
8. Net capital before haircuts	1,486,731	(54,281)		1,432,450
9. Haircuts on securities: Total haircuts	72,472			72,472
10. Net capital	$1,414,259	$ (54,281)		$1,359,978

(1)	Accrual of year end compensation and benefits	$ (178,877)
	Adjustment in Accrual of other income	(21,089)
	Accrual of state income taxes	(3,700)
		$ (203,666)
(2)	Change in other assets	$ 149,385
		$ 149,385

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 3

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF APRIL 29, 2005

Minimum net capital required	$ 49,185
Minimum dollar net capital requirement of reporting broker	$ 250,000
Net capital requirements	$ 250,000
Excess net capital	$1,109,978

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Accrued taxes and other liabilities	$ 737,774
Aggregate Indebtedness	$ 737,774

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$ 737,774	
Net capital	$1,359,978	54.25%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED APRIL 29, 2005

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

WILEY BROS. - AINTREE CAPITAL, LLC

SCHEDULE 4

COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC

FOR THE YEAR ENDING APRIL 29, 2005

Wiley Bros. - Aintree Capital, LLC did not carry any margin accounts, maintained no securities on hand, promptly transmitted all customer funds and did not otherwise hold funds or securities for, or owe money or securities to, customers, thereby meeting the conditions of Rule 15c3-3(k)(2)(ii) exempting it from the requirements of Customer Protection Rule 15c3-3.



THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5**

Wiley Bros. - Aintree Capital, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Wiley Bros. - Aintree Capital, LLC for the year ended April 29, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verification, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS



management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at April 29, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

The Baker Group, P.C.
Certified Public Accountants

June 21, 2005